Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

January 10, 2017

Second Supplement dated 10 January 2017
to the Base Prospectus dated 1 April 2016
 as supplemented by the First Supplement dated 28 October 2016

This document constitutes a supplement (the "Second Supplement") within the meaning of Article 16 of Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003, as amended (the "Prospectus Directive"), to (i) the base prospectus of Linde Aktiengesellschaft in respect of non-equity securities within the meaning of Art. 22 No. 6 (4) of the Commission Regulation (EC) No. 809/2004 of 29 April 2004, as amended ("Non-Equity Securities") and (ii) the base prospectus of Linde Finance B.V. in respect of Non-Equity Securities (together, the "Base Prospectus").

This Second Supplement is supplemental to, and should be read in conjunction with the Base Prospectus dated 1 April 2016 as supplemented by the First Supplement dated 28 October 2016 (the "Supplemented Prospectus"). Therefore, with respect to future issues of Notes under the Programme of Linde Aktiengesellschaft and Linde Finance B.V., references in the Final Terms to the Base Prospectus are to be read as references to the Base Prospectus as supplemented by the First Supplement and this Second Supplement.

Linde Aktiengesellschaft

(Munich, Federal Republic of Germany)

as Issuer and, in respect of Notes issued by Linde Finance B.V., as Guarantor

Linde Finance B.V.

(Amsterdam, The Netherlands)

as Issuer

€ 10,000,000,000 Debt Issuance Programme

The Issuers have requested the Commission de Surveillance du Secteur Financier of the Grand Duchy of Luxembourg (the "CSSF") in its capacity as competent authority under the Luxembourg law dated 10 July 2005 on prospectuses for securities (Loi relative aux prospectus pour valeurs mobilières), as amended (the "Luxembourg Prospectus Law"), which transforms the Prospectus Directive into Luxembourg law, to approve this Second Supplement and to provide the competent authorities in the Federal Republic of Germany, The Netherlands and the Republic of Austria with a certificate of approval attesting that the Second Supplement has been drawn up in accordance with the Luxembourg Prospectus Law ("Notification"). The Issuers may request the CSSF to provide competent authorities in additional host member states within the European Economic Area with a Notification.

This Second Supplement has been approved by the CSSF, has been filed with said authority and will be published in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Linde Group (www.linde.com).

Linde Aktiengesellschaft ("Linde AG", and together with its consolidated subsidiaries, the "Linde Group", "Group" or "Linde" or the "Company" or, in connection with Notes issued by Linde Finance B.V., the "Guarantor") with its registered office in Munich and Linde Finance B.V. ("Linde Finance") with its registered office in Amsterdam (each an "Issuer" and together the "Issuers") are solely responsible for the information given in this Second Supplement.

Each Issuer hereby declares that, having taken all reasonable care to ensure that such is the case, the information contained in this Second Supplement for which they are responsible is, to the best of their knowledge, in accordance with the facts and contains no omission likely to affect its import.

Terms defined or otherwise attributed meanings in the Supplemented Prospectus have the same meaning in this Second Supplement.

This Second Supplement shall only be distributed in connection with and only be read in conjunction with the Supplemented Prospectus.

To the extent that there is any inconsistency between any statement in this Second Supplement and any other statement in or incorporated by reference into the Supplemented Prospectus prior to the date of this Second Supplement, the statements in this Second Supplement will prevail.

Save as disclosed in this Second Supplement, there has been no other significant new factor, material mistake or material inaccuracy relating to information included in the Base Prospectus which is capable of affecting the assessment of Notes issued under the Programme since the publication of the Supplemented Prospectus.

Each Issuer has confirmed to the Dealers that the Supplemented Prospectus as supplemented by this Second Supplement contains all information with regard to the Issuers and the Notes which is material in the context of the Programme and the issue and offering of Notes thereunder, the information contained therein with respect to the Issuers and the Notes is accurate in all material respects and is not misleading, the opinions and intentions expressed therein with respect to the Issuers and the Notes are honestly held, there are no other facts with respect to the Issuers or the Notes the omission of which would make the Supplemented Prospectus as supplemented by this Second Supplement misleading in any material respect, and that all reasonable enquiries have been made to ascertain all facts and to verify the accuracy of all statements contained therein.

No person has been authorised to give any information which is not contained in or not consistent with the Supplemented Prospectus as supplemented by this Second Supplement or any other document entered into in relation to the Programme or any information supplied by any Issuer or such other information as in the public domain and, if given or made, such information must not be relied upon as having been authorised by the Issuers, the Dealers or any of them.

To the extent permitted by the laws of any relevant jurisdiction, neither the Arranger nor any Dealer nor any other person mentioned in the Supplemented Prospectus as supplemented by this Second Supplement, excluding the Issuers, is responsible for the information contained in the Supplemented Prospectus as supplemented by this Second Supplement or completed by any Final Terms or any other document incorporated therein by reference, and accordingly, and to the extent permitted by the laws of any relevant jurisdiction, none of these persons accepts any responsibility for the accuracy and completeness of the information contained in any of these documents.

In accordance with Article 13 paragraph 2 of the Luxembourg Prospectus Law, where the Base Prospectus relates to an offer of Notes to the public, investors who have already agreed to purchase or subscribe for Notes before this Second Supplement is published have the right, exercisable within a time limit of two working days after the publication of this Second Supplement, until 12 January 2017, to withdraw their acceptances provided that the new factor, mistake or inaccuracy referred to in Article 13 paragraph 1 of the Luxembourg Prospectus Law arose before the final closing of the offer to the public and the delivery of the Notes.

I.   Supplemental information pertaining to the Summary and its German Translation

1.  Supplemental information pertaining to "SUMMARY – Section D – Risks – Risks specific to Linde AG as [Issuer] [Guarantor]"

-    On page 15 of the Supplemented Prospectus, "Element D.2 – Key information on the key risks that are specific to the Issuer" shall be supplemented by the following:

●
"Linde is exposed to risks in the context of the intended potential merger of Linde AG and Praxair, Inc. which may have a negative impact on Linde’s operating results, business and financial condition."

2.
Supplemental information pertaining to the German translation of the Summary section "GERMAN TRANSLATION OF THE SUMMARY – Abschnitt D – Risiken – Risiken, die der Linde AG als [Emittentin] [Garantin] eigen sind"

-    On page 29 of the Supplemented Prospectus, "Element D.2 – Zentrale Angaben zu den zentralen Risiken, die dem Emittenten eigen sind" shall be supplemented by the following:

●
"Linde ist Risiken im Zusammenhang mit dem geplanten potentiellen Zusammenschluss der Linde AG mit Praxair, Inc. ausgesetzt, die Lindes Betriebsergebnis, Geschäft und finanzielle Lage beeinträchtigen können."

II.  Supplemental information pertaining to the section "RISK FACTORS – Risk Factors regarding the Issuers – Risk Factors regarding Linde AG as Issuer and Guarantor"

The following additional risk factor shall be inserted on page 38 of the Supplemented Prospectus:

"Risks arising in the context of the intended potential merger of Linde AG and Praxair, Inc.

Linde is exposed to risks arising in the context of the intended potential merger of Linde AG and Praxair, Inc. ("Praxair") (for further details of such potential transaction see "LINDE AKTIENGESELLSCHAFT – Issuer and Guarantor – Recent Developments and Outlook – General" below) which may have a negative impact on Linde’s operating results, business and financial condition. Such risks include in particular:

●
The discussion or consummation of a potential transaction with Praxair, a major U.S.-based competitor, may have adverse effects on the ability of Linde to maintain its business relationships, in particular with customers and suppliers.

●
The consummation of the potential transaction may constitute a change of control under certain contracts to which Linde is a party (including but not limited to material funding agreements), such that Linde’s counterparties to such contracts may be permitted to terminate such contracts or exercise certain other rights under such contracts. Holders of notes issued or guaranteed by Linde may also have an option to require Linde to redeem their notes upon a change of control of Linde AG. If all the conditions to such option are fulfilled and the noteholders exercise such option, a large portion of Linde’s financing debt may become due and payable. Linde may not be able to refinance such debt on favourable terms and conditions.

●	The discussion or consummation of the potential transaction may have adverse effects on Linde’s ability to retain or hire key personnel.

●	The negotiation, preparation and implementation of the potential transaction may disrupt management time from ongoing business operations and the analysis of other strategic options.

●
The regulatory clearance of the potential transaction may require divestments of certain parts of Linde’s and Praxair’s businesses, which divestments might be implemented on unfavourable terms and conditions.

●
The preparation and implementation of the potential transaction may require significant one-time costs and expenses. The potential transaction may not be consummated; should the potential transaction fail, Linde may have spent significant financial resources without any benefit.

●
If the potential transaction is consummated and the new holding company holds at least 75% of the shares represented in the shareholders meeting of Linde AG, the new holding company could initiate the conclusion of a domination agreement or a domination and profit and loss transfer agreement with Linde AG. Such agreement would allow the new holding company to give instructions binding on the Executive Board of Linde AG which might be disadvantageous to Linde. If the new holding company holds at least 95% of the shares in Linde AG, the new holding company could initiate a squeeze-out of the minority shareholders of Linde AG and subsequently convert Linde AG into a limited liability company (Gesellschaft mit beschränkter Haftung – GmbH). If the new holding company indirectly held more than 90% of the shares in Linde AG, a squeeze-out and subsequent conversion into a GmbH would be possible in connection with a merger of Linde AG into a subsidiary of the new holding company in the legal form of a stock corporation. The sole shareholder of a GmbH can give instructions binding on the managing directors of the GmbH which might be disadvantageous to the GmbH. The capital of a GmbH is less strictly protected than the capital of a stock corporation; the shareholder of a GmbH may withdraw capital from the GmbH to a much broader extent than a shareholder of a stock corporation may withdraw capital from the stock corporation.

●
If the potential transaction is consummated, the new holding company may cause Linde to transfer assets out of Linde to other companies of the combined group and/or the combined group may raise future financing through other companies of the combined group, which may adversely affect the position of creditors of Linde.

●
The earnings position and business and financial condition of Linde following the completion of the potential transaction is not clear. Accordingly, the rating of Linde AG following the completion of the potential transaction cannot be precisely predicted. The potential transaction may therefore  have adverse effects on the ability of Linde to obtain financing on favourable terms and conditions.

●	The rating of the new group may be lower than the present rating of Linde AG, which may result in a downgrade of the rating of the debt of Linde."

III.  Supplemental and replacement information pertaining to the section "LINDE AKTIENGESELLSCHAFT – Issuer and Guarantor –"

-    "Dr Wolfgang Buechele" shall be replaced by "Prof. Dr Aldo Belloni" in the list of Executive Board members in the first paragraph of the section "Executive Board and Supervisory Board" on page 45 of the Supplemented Prospectus.

-    The first three paragraphs in the section "Recent Developments and Outlook - General" on page 47 of the Supplemented Prospectus shall be replaced by the following:

"Linde has  launched a Group-wide efficiency programme. The three-year programme taken together with measures introduced  from  2015 onwards should  result in  significant  yearly cost savings from 2019. The estimated total restructuring costs relating to this programme of around EUR 400 million should be incurred by the end of 2017. In the nine months to 30 September 2016, costs relating to efficiency measures of EUR 50 million have already been recognised.

On 7 December 2016, the Executive Board of Linde AG, after consultation with the Supervisory Board and on the basis of the proposal received from the U.S.-based company Praxair, Inc. ("Praxair"), decided to resume talks over the essential terms of a potential merger of equals between the two companies. Also on 7 December 2016, Dr Wolfgang Büchele resigned from his office as a member of the Executive Board and Chief Executive Officer of Linde with immediate effect. The Supervisory Board appointed Professor Dr Aldo Belloni to succeed him as a member of the Executive Board and Chief Executive Officer. Professor Dr Belloni’s term will cease at the end of 2018.

On 20 December 2016, the Executive Board of Linde AG, upon approval of the Supervisory Board, agreed on a non-binding term sheet with Praxair governing the essential terms and conditions of a potential merger of equals between the two companies. The term sheet provides for a combination of the group's business under a publicly traded new holding company bearing Linde’s name.

The new holding company would launch a public exchange offer  to the shareholders of Linde AG. The transaction and the public exchange offer would be based on a 50% : 50% valuation ratio of Linde and Praxair. Linde AG shareholders would receive 1.540 shares in the new holding company for each Linde AG share and Praxair shareholders would receive one share in the new holding company for each Praxair share. The new holding company would be listed on the New York Stock Exchange and on the Frankfurt Stock Exchange. Membership in the board of the combined company would be split 50% : 50% between Linde and Praxair. The current Chairman and CEO of Praxair, Mr. Steve Angel, would become CEO of the new holding company; the current Chairman  of the  Supervisory Board of Linde AG, Professor Dr. Wolfgang Reitzle, would become Chairman. The new holding company would be formed and domiciled in a neutral member state of the European Economic Area (“EEA”), with the CEO based in Danbury, Connecticut USA. Corporate functions would be appropriately split between Danbury, Connecticut and Munich, Germany to help achieve efficiencies for the combined company. However, there is no assurance that a binding definitive agreement on the combination will be reached or that a transaction will be consummated. The signing of any legally binding agreement is subject to the agreement of both parties with respect to all terms and conditions of any combination, satisfactory results of further regulatory, tax and legal due diligence and the approval of any definitive agreement by the Board of Directors of Praxair and the Executive Board and the Supervisory Board of Linde AG. Further, the consummation of any definitive agreement would, inter alia, be subject to the approval of the transaction by the shareholders meeting of Praxair with the required majority, the acceptance of the holding company's public exchange offer by a minimum of 75% of the outstanding Linde AG shares and clearance of the transaction by the competent regulatory authorities."

-    The table "The current members of Linde AG's Executive Board are:" in the section "Executive Board, Supervisory Board and Board Practice – Executive Board" on page 48 of the Supplemented Prospectus shall be replaced by the following:

"Prof. Dr Aldo Belloni (Chairman)	Chief Executive Officer of Linde AG
Employment Director of Linde AG

Responsible for Americas segment of the Gases Division, the Global Governance Centre Healthcare as well as for Gist, Opportunity & Project Development and the Corporate & Support Functions Corporate Communications & Investor Relations, Corporate Internal Audit, Corporate Office, Corporate Strategy & Market Intelligence, Group Accounting & Reporting, Group Human Resources, Group Information Services, Group Insurance, Group Legal & Compliance, Group Mergers & Acquisitions, Group Risk Management, Shared Service Centres, Group Tax, Group Treasury, Operational Finance, Controlling & Investments, Real Estate, SHEQ (Safety, Health, Environment & Quality) and for Finance/Controlling for the EMEA, Americas and Asia/Pacific segments

Dr Christian Bruch	Responsible for the Engineering Division and for the Corporate & Support Function Technology & Innovation
Bernd Eulitz
Responsible for the EMEA segment (Europe, Middle East, Africa) of the Gases Division, for the Global Governance Centres Operations and Deliver as well as for the Corporate & Support Function Group Procurement

Sanjiv Lamba	Responsible for the Asia/Pacific segment of the Gases Division, for the Global Governance Centres Merchant & Packaged Gases and Electronics as well as for Global Gases Businesses Helium & Rare Gases"	Chairman of the Board of Directors of LINDE INDIA LIMITED

-    The table in the section "Major shareholders" on page 51 of the Supplemented Prospectus shall be replaced by the following:

“Based on the notices received from shareholders in compliance with the German Securities Trading Act until 19 December 2016, the following companies directly and/or indirectly held the following voting rights (corresponding to shares) in Linde AG on the respective reference date:
	Shareholding*	Date of crossing threshold
BlackRock Inc.	5.49%	8 June 2016
Norges Bank (The Central Bank of Norway)	5.14%	14 December 2016
Sun Life Financial Inc. (MFS)	4.98%	12 December 2016

*    The interest of the respective shareholder might have changed within the notification thresholds since the reference date of the latest notice."

IV. Replacement information pertaining to the section "TAXATION"

-    The paragraph "Residents" of section "3. Grand Duchy of Luxembourg" on page 213 of the Supplemented Prospectus shall be replaced entirely by the following:

"Residents

Under the Luxembourg law dated 23 December 2005 as amended, a 20% Luxembourg withholding tax is levied on interest payments or similar income made by Luxembourg paying agents to (or for the benefit of) Luxembourg individual residents. This withholding tax also applies on accrued interest received upon disposal, redemption or repurchase of the Notes.

If the individual Holder holds the Notes in the course of the management of his or her private wealth, the aforementioned 20% withholding tax will operate a full discharge of income tax due on such payments.

Further, Luxembourg individual residents who are the beneficial owners of interest payments and other similar income made by a paying agent established outside Luxembourg in a Member State of the European Union or of the European Economic Area, may also opt for a final 20% levy. In such case, the 20% levy is calculated on the same amounts as for the payments made by Luxembourg resident paying agents. The option for the 20% levy must cover all interest payments made by paying agents established outside Luxembourg to the Luxembourg individual resident during the entire civil year.

Interest on Notes paid by a Luxembourg paying agent to a resident Holder of Notes who is not an individual is not subject to withholding tax."

-    The third paragraph under "EU Withholding Tax Act" of section "4. Republic of Austria" on page 215 of the Supplemented Prospectus shall be replaced by the following:

"Upon a proposal of the European Commission, the EU Savings Tax Directive was repealed by the Council of the European Union on 10 November 2015 which – in the case of Austria – has entered into effect as from 1 January 2017 (on certain accounts Austria has undertaken to initiate automatic exchange of information from 30 September 2017 with respect to taxable periods beginning on or after 1 October 2016) and has entered into effect as from 1 January 2016 in the case of all other EU Member States. Since 1 January 2016 the provisions of the EU Council Directive 2014/107/EU amending Directive 2011/16/EU as regards mandatory exchange of information in the field of taxation apply to all EU Member States but for Austria. In relation to Austria, the provisions apply – with the exception of certain accounts mentioned above – since 1 January 2017."

NAMES AND ADDRESSES

Linde Aktiengesellschaft Klosterhofstrasse 1 80331 Munich Germany	Linde Finance B.V. Buitenveldertselaan 106 1081 AB Amsterdam The Netherlands

Telephone number: +49 89 35757 1601	Telephone number: +31 20 3013 800

Agents

Fiscal and Paying Agent
Deutsche Bank Aktiengesellschaft
 Taunusanlage 12
60325 Frankfurt am Main
 Germany

Luxembourg Listing

Deutsche Bank Luxembourg S.A.
2, Boulevard Konrad Adenauer
 1115 Luxembourg
Luxembourg

Annex

Additional Information and Where to Find It

Should Praxair, Inc. ("Praxair") and Linde AG (hereinafter "Linde") proceed with the proposed business combination transaction, Praxair and Linde expect that a newly formed holding company ("New Holdco") will file a Registration Statement on Form S-4 or Form F-4 with the U.S. Securities and Exchange Commission ("SEC") that will include (1) a proxy statement of Praxair that will also constitute a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and a wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde. Should Praxair and Linde proceed with the proposed business combination transaction, Praxair and Linde also expect that New Holdco will file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) ("BaFin"). There can be no assurance that a binding definitive agreement will be reached between Praxair and Linde, and the consummation of any binding transaction will be subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com. Following approval by the BaFin, the offer document will be made available at BaFin’s Web site at www.bafin.de. The offer document (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Linde’s Web site at www.linde.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the BaFin and in documents that will be filed with the SEC. No equity securities are being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in Solicitation

Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in  the  solicitation of proxies from Praxair’s stockholders in  respect of the  proposed  business combination. Information regarding the persons who are, under  the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus if and when it is filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 18, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This communication includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on Linde’s, Praxair’s and/or New Holdco’s beliefs and assumptions on the basis of factors currently known to them. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the entry into, or the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to enter into, or to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the proposed business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that New Holdco may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or New Holdco’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and New Holdco’s public filings made with the SEC from time to time, including but not limited to those described under the headings "Risk Factors" and "Forward-Looking Statements" in Praxair’s Form 10-K for the fiscal year ended December 31, 2015, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 or Form F-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or New Holdco has described. All such factors are difficult to predict and beyond their control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and New Holdco on the date hereof, and each of Linde, Praxair and New Holdco disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.